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                           January 12, 2022

       Chaohui Chen
       Director and Chief Executive Officer
       uCloudlink Group Inc.
       Unit 2214-Rm1, 22/F, Mira Place Tower A
       132 Nathan Road, Tsim Sha Tsui
       Kowloon, Hong Kong

                                                        Re: uCloudlink Group
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form F-3
                                                            Filed October 28,
2021
                                                            File No. 333-257782

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2021 letter.

       Amendment No. 5 to Draft Registration Statement on Form F-3

       Prospectus Summary, page 1

   1. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021
and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company.
   2. Update your disclosure to reflect that the Commission adopted rules to implement the
                                                        HFCAA and that,
pursuant to the HFCAA, the PCAOB has issued its report notifying the
                                                        Commission of its
determination that it is unable to inspect or investigate completely accounting firms
headquartered in mainland China or Hong Kong.
 Chaohui Chen
uCloudlink Group Inc.
January 12, 2022
Page 2
Summary of Risk Factors, page 12

3. Provide cross-references to your detailed discussion of risks facing the company and the offering.
      Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameChaohui Chen
                                                           Division of
Corporation Finance
Comapany NameuCloudlink Group Inc.
                                                           Office of Technology
January 12, 2022 Page 2
cc:       Shu Du
FirstName LastName